Mail Stop 4561


      December 14, 2005




Lawrence M. Nault
President
Axiom III, ,Inc.
2341 Boston Road
Wilbraham, MA  01095

Re:	Axiom III, Inc.
Amendment No. 3 to Registration Statement on Form SB-2
Filed November 15, 2005
	File No. 333-120967

Dear Mr. Nault:
      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.
      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
      All page numbers refer to the marked courtesy copy of the registration statement that you provided to us.

Tax Consequences of the China World Trade Distribution, page 6

1. We have reviewed your response to prior comment 7 and still do not understand why the taxable dividend value is based upon book value rather than fair value. Please tell us why you believe China World Trader shareholders would only have to report the book value as taxable income rather than fair value. Regardless, please revise to present the taxable dividend value as of the most recent period-end.

Risk Factors, page 10

2. We note that you have disclosed an accumulated deficit balance as of March 31, 2005 within your going concern risk factor. Please update this amount as of the balance sheet date of your interim financial statements.

Dilution, page 15

3. We note your response to comment 11; however, we are unable to agree with your analysis. Please provide the disclosure required by
Item 506 of Regulation S-B.

Selling Security Holders, page 15

4. We have read your response to comment 12; however, we are unable to agree with your analysis. Since the record date has lapsed and China World Trade is able to identify the shareholders who will receive the distribution, it appears that you currently have the information necessary to complete the table. Please disclose the information relating to these selling shareholders required by Item
507 of Regulation S-B. You may provide additional disclosure to clarify that the distribution is dependent on registration.

Plan of Distribution, page 17

5. We have read your response to comment 13. We continue to believe that China World is an underwriter within the meaning of Section 2(11) of the Securities Act because China World is participating in a distribution of Axiom III`s securities. Moreover, it does not appear that the conditions of Rule 144 have been satisfied. As such, please revise the disclosure to identify China World as a statutory underwriter.




The China World Trade Dividend, page 19

6. Refer to comment 14. Please revise to disclose whether you will round up or round down for fractional share amounts. Based on the number of China World Trade shares issued and outstanding as of the record date, please disclose the number of Axiom III shares that China World Trade will actually distribute, considering that it will not distribute fractional shares.

Reports to Security Holders, page 36

7. Please revise to note that the public reference room has relocated to Room 1580, 100 F Street N.E., Washington, D.C. 20549.

Management`s Discussion and Analysis, page 36

Liquidity and Capital Resources, page 41

8. Please revise your 2003 cash flow disclosures to ensure consistency with the consolidated statements of cash flows on page 39.

Description of Property, page 44

9. Refer to comment 21. Please revise the disclosure under "Location and Description" to clarify, if true, that you have seven tenants rather than six. Revise the gross rental amount as appropriate.

10. Refer to comment 22. Please revise to disclose that all leases are month to month.

Financial Statements

Independent Auditors` Report

11. In an amended filing, please revise your audit report in accordance with Auditing Standard No. 1 of the PCAOB, References in
Audit Reports to the Standards of the Public Company Accounting
Oversight Board.

Summary of Significant Accounting Policies

Background, page 41

12. We note your response to prior comment 27 and your agreement that the issuance of 2,500,000 shares by Axiom III, Inc. to Northeast Nominee Trust during June 2004 in exchange for 100% ownership in Axiom First Corporation is a transaction to be accounted for as a merger of entities under common control. Please revise your disclosure in Note A and throughout the filing, as appropriate, to clearly indicate that Mr. Bennett controlled both Axiom First Corporation and Axiom III, Inc. prior to the share exchange transaction on June 30, 2004 and that you have accounted for this transaction as a merger of entities under common control.
Further,
please indicate that assets and liabilities of Axiom First Corporation have been recorded in Axiom III, Inc. at their historical bases prior to the merger.

Revenue Recognition, page 41

13. We note your response to prior comment 28 and your disclosure of minimum future rentals. In response to prior comment 22, you have indicated to us that all of your leases are on a month-to-month basis. Your response to prior comment 22 therefore appears to conflict with your disclosure on page 41 as you are only supposed to include the minimum future rentals on noncancelable leases in your disclosure under paragraph 23 of SFAS 13. Please revise your disclosure as appropriate and specifically provide a description of your leasing arrangements within the disclosure (e.g., indicate that all of your leases are on a month-to-month basis).

Note B - Supplemental Cash Flow Information, page 45

14. Please explain to why there is such a significant discrepancy between the value of the common stock issued disclosed here compared to the amount presented on the consolidated statements of stockholders` equity on page 40.

Unaudited Financial Statements

15. Please update your financial statements and related notes in accordance with Rule 3-10 (g) of Regulation S-B.

16. We reissue prior comment 30. In addition to presenting the statements of operations and statements of cash flows for the six month period ended June 30, 2005, please present these statements for the comparable period of the preceding fiscal year. Refer to Rule 310(b) of Regulation S-B.






Part II

Item 26.  Recent Sales of Unregistered Securities, page 55

17. Refer to comment 33. We note your response and revision; however, the nature of the services provided by provided by Messrs.
Marquez, Langer, Gaenslen, and Ms. Borelli in exchange for their shares of common stock is not clear. Please revise to describe the specific services performed as consideration for the common stock.

********************

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Howard Efron, Accountant, at (202) 551-3439 or
Steven Jacobs, Accounting Branch Chief, at (202) 551-3403 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Shady, Attorney-Advisor, at (202) 551-3471 or me at (202) 551-3780 with any other questions.


      Sincerely,



      Karen J. Garnett
      Assistant Director

cc:     Bruce M. Pritchett
??

??

??

??

Lawrence M. Nault
Axiom III, Inc.
December 14, 2005
Page 6